EURASIAN MINERALS INC.

Computershare

Please return completed form to:
Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

☐ **Interim Financial Statements**
Mark this box if you would like to receive Interim Financial Statements and associated Management's Discussion and Analysis by mail.

☐ **Annual Financial Statements**
Mark this box if you would like to receive the Annual Financial Statements and associated Management's Discussion and Analysis by mail.

Financial Statements Request Form

Under securities regulations, a reporting issuer must send annually a form to holders to allow them to request its Interim Financial Statements and associated Management's Discussion and Analysis (MD&A) and/or the Annual Financial Statements and MD&A. You may access the financial statements and associated MD&A at www.sedar.com. If you would like to receive the report(s) by mail (at additional expense to the company), please make your selection and return to the address as noted or register online at www.computershare.com/mailinglist

Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy.

Please place my name on your financial statements mailing list.

Name

Apt. | Street Number | Street Name

City | Prov. / State | Postal Code / Zip Code

MHWQ 51ETNN

51ETNN01

MHWQ.BEN_IA.E.21509.OUTSOURCED/000001/000001/i